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                                            Filed by Galileo International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed to be filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company: Galileo International, Inc.
                                                   Commission File No. 333-64738

THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. CENDANT AND GALILEO HAVE FILED A PROXY STATEMENT-PROSPECTUS DATED JULY 25, 2001 AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THIS PROXY STATEMENT-PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU CAN OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION:
INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO'S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO AND THIS TRANSACTION ARE CONTAINED IN THE PROXY STATEMENT-PROSPECTUS DATED JULY 25, 2001.


                           GALILEO INTERNATIONAL, INC.
                             VOTING INSTRUCTION FORM
            FOR THE SPECIAL MEETING OF STOCKHOLDERS - AUGUST 30, 2001
                                FOR SHARES IN THE
        GALILEO INTERNATIONAL SAVINGS AND INVESTMENT PLAN ("401(k) PLAN")

     This card, or the telephonic or Internet voting procedures, when properly completed, constitutes voting instructions to the trustee (the "Trustee") of the Galileo International Savings and Investment Plan (the "401(k) Plan") to vote all shares of common stock of Galileo International, Inc. allocated to my account held by the Trustee. If the Trustee does not receive this voting instruction form from the undersigned, or if I do not complete the telephone or Internet voting procedures, such shares will not be voted and they will therefore count as votes against the merger agreement.

     I have read and understand the proxy statement and the Letter to Participants. I hereby direct CG Trust Company, as Trustee, to follow the direction set forth on the reverse side of this card. I UNDERSTAND THAT IF I SIGN AND RETURN THIS FORM AND NO DIRECTION IS GIVEN ON THE REVERSE SIDE, THE SHARES ALLOCATED TO MY 401(K) PLAN ACCOUNT WILL BE VOTED "FOR" PROPOSAL 1. Whether or not I have directed the Trustee (or its agents) to vote shares allocated to my 401(k) Plan account on my behalf, if the merger is completed, and I have not elected to exercise appraisal rights, I understand that the shares of Galileo common stock allocated to my 401(k) Plan account will be converted into shares of CD common stock of Cendant Corporation and that the cash portion of the merger consideration will be reinvested in shares of CD common stock of Cendant Corporation, which will be credited to my 401(k) Plan account.

                  (Continued and to be signed on reverse side)

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                                 [Galileo logo]

                           GALILEO INTERNATIONAL, INC.
     PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY. /


I DIRECT THE TRUSTEE (OR ITS AGENTS) TO VOTE THE
SHARES OF GALILEO COMMON STOCK CREDITED TO MY 401(K)
PLAN ACCOUNT AS FOLLOWS:

1. Adoption of the Agreement and Plan of Merger dated
   as of June 15, 2001, among Galileo International,                   Not    2.In its discretion, the Trustee (or its agents) is
   Inc., Cendant Corporation and Galaxy Acquisition      For   Again  Voted     authorized to vote upon such other business as may
   Corp. and the transactions contemplated thereby.      [ ]    [ ]    [ ]      properly come before the meeting or any adjournment
                                                                                thereof and matters incident to the conduct of the
                                                                                meeting.






                                                                                           Dated:                            , 2001
                                                                                                 ----------------------------
                                                                            Signature(s)
                                                                                        -------------------------------------------


                                                                            -------------------------------------------------------
                                                                            The signature to this form should conform exactly to the
                                                                            name as shown. I hereby revoke any voting instructions
                                                                            to the Trustee heretofore given to vote such shares at
                                                                            said meeting or at any adjournment thereof.


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                              FOLD AND DETACH HERE





                           GALILEO INTERNATIONAL, INC.


YOUR DIRECTION CONCERNING HOW TO HAVE GALILEO COMMON STOCK CREDITED TO YOUR ACCOUNT VOTED, OR TO HAVE SUCH SHARES OF GALILEO COMMON STOCK NOT VOTED, WILL BE KEPT CONFIDENTIAL FROM GALILEO AND CENDANT CORPORATION. Your voting instructions are important. Providing voting instructions in one of the three ways described on this card gives voting instructions for any shares of common stock allocated to your account in the Galileo 401(k) Plan.

Please consider the issues discussed in the proxy statement and provide voting instructions by:

   [Computer Graphic]    Accessing the World Wide Web site
                         http://www.eproxyvote.com/glc to vote via the Internet.

   [Telephone Graphic]   Using a touch-tone telephone to vote by phone toll free
                         from the U.S. or Canada. Simply dial 1-866-207-3912 and follow the instructions. When you are finished, your voting instructions will be confirmed and the call will end.

   [Envelope Graphic]    Completing, dating, signing and mailing the voting
                         instruction form in the postage-paid envelope included with the proxy statement or sending it to Galileo
                         International, Inc. c/o LaSalle Bank N.A., P.O. Box LL,
                         Chicago, IL 60603.

Your voting instructions must be received prior to August 29, 2001 in order for your shares to be voted. You will need the voting instruction form and the control number printed in the box at the top of this card to vote by phone or via the Internet. If you do so, you do not need to mail in your voting instruction form.